Exhibit 14

Solidion Technology, Inc.

Code of Ethics and Business Conduct

I.	Purpose & Background

Summary

The Board of Directors (the “Board”) of Solidion Technology, Inc. (together with its subsidiaries, the “Company”) has adopted this Code of Ethics and Business Conduct (the “Code”) in order to:

●	promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

●	promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;

●	promote compliance with applicable governmental laws, rules and regulations;

●	promote the protection of Company assets, including corporate opportunities and confidential information;

●	promote fair dealing practices;

●	deter wrongdoing; and

●	ensure accountability for adherence to the Code.

Scope

This Code applies to everyone in the Company, including the Board and all officers and employees of the Company. The same high ethical standards apply to all, regardless of job or level in the organization. In certain circumstances, this Code also applies to contractors and temporary colleagues. It is the responsibility of every colleague to be familiar with all policies and procedures relevant to their job functions.

Each director, officer and employee must act with integrity and observe the highest ethical standards of business conduct in his or her dealings with the Company’s customers, suppliers, partners, service providers, competitors, employees and anyone else with whom he or she has contact in the course of performing his or her job.

Your Responsibilities

●	Comply with this Code, the embedded principles and all applicable laws and regulations.

●	Speak up. If you are aware of or suspect misconduct, a violation of this Code or any other Company policy, you must report it to the appropriate level of management.

●	Ask questions. If you are uncertain about how to proceed in any situation, discuss it with your manager.

Retaliation Is Not Tolerated

The Company does not tolerate retaliation against any individual who brings forth a matter in good faith or who participates in the investigation of any matter in good faith. Any person who retaliates against or threatens to retaliate against another for raising a concern or allegation regarding actual or potential misconduct will be subject to disciplinary action, up to and including termination.

II.	Policies

Compliance with Laws

Employees, officers and directors should comply, both in letter and spirit, with all applicable laws, rules and regulations in the cities, states and countries in which the Company operates.

Although not all employees, officers and directors are expected to know the details of all applicable laws, rules and regulations, it is important to know enough to determine when to seek advice from appropriate personnel. Questions about compliance should be addressed to your manager, HR or, if necessary, to the Chief Executive Officer of the Company.

Health, Safety and Environment

The Company works to conduct its business activities and operations in a manner that promotes protection of people and the environment to the extent practicable. Employees are responsible for complying with all applicable laws, rules and regulations governing health, safety and the environment.

Fair Competition and Antitrust Laws

The Company must comply with all applicable antitrust (or competition) laws. These laws attempt to ensure that businesses compete fairly and honestly and prohibit conduct seeking to reduce or restrain competition. Advantages over our competitors are to be obtained through superior performance of our products and services, not through unethical or illegal business practices. Statements regarding the Company’s services must not be untrue, misleading, deceptive, or fraudulent. Acquiring proprietary information from others through improper means, possessing trade secret information that was improperly obtained, or inducing improper disclosure of confidential information from employees of other companies is prohibited. If information is obtained by mistake that may constitute a trade secret or other confidential information of another business, or if you have any questions about the legality of proposed information gathering, you must consult your supervisor or HR. You are expected to deal fairly with our customers, suppliers, employees, and anyone else with whom you have contact in the course of performing your job. Employees involved in procurement have a special responsibility to adhere to principles of fair competition in the purchase of products and services by selecting suppliers based exclusively on normal commercial considerations, such as quality, cost, availability, service, and reputation, and not on the receipt of special favors.

Anti-Bribery

The Company values integrity and transparency and has zero tolerance for corrupt activities of any kind, whether committed by employees or by third parties acting for and on behalf of the Company. It is strictly prohibited to make illegal payments or offers to private parties or government officials of any country, or to make payments to third parties where there is a likelihood that the third party will use any of the funds to make a prohibited payment. The Company cannot do or attempt to do, through a third party intermediary, any act that the Company itself is not permitted to do. The U.S. Foreign Corrupt Practices Act (“FCPA”) and similar laws in other countries that apply to the Company prohibit promising, authorizing or giving anything of value, directly or indirectly, to a no-U.S. government official to influence the misuse of the official’s position or secure an improper advantage in an effort to win or retain business. A non-U.S. government official is defined broadly and can be any official or employee of any non-U.S. government department, agency or state-owned company; officers or employees of public international organizations (such as the United Nations); any non-U.S. party officials or political candidates. Making a facilitation payment to a non-U.S. government official to perform a non-discretionary function that is part of his or her assigned duties is prohibited under the laws of the countries in which we operate and so such payments are not permitted. In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery of a gift, favor or other gratuity to an official or employee of the U.S. government in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as non-U.S. governments, may have similar rules. To help ensure compliance with anti-corruption laws, all business transactions must be properly authorized, and must be completely and accurately recorded on the Company’s books, records and accounts. You are expressly forbidden from making false or misleading entries in the Company’s books, including entries that fail to reflect improper transactions (e.g., kickbacks and bribes) and/or entries that are falsified to disguise improper transactions. Additionally, no secret or unrecorded fund or asset of the Company shall be created or maintained.

Anti-Money Laundering, Anti-Terrorist Financing and Sanctions

The Company is committed to conducting business only with reputable clients and third parties engaged in legitimate business activities with funds derived from legitimate sources. The Company has obligations under a variety of anti-money laundering laws in many countries, including, in the United States, the Bank Secrecy Act and the USA PATRIOT Act. The Company takes seriously its obligations to join with governments, international organizations, and other members of the financial services industry to help close off the channels of money laundering. We have implemented applicable policies with the aim of reasonably preventing the use of Company systems, products and services for money laundering or terrorist financing activities.

Money laundering is knowingly engaging in a financial transaction with the proceeds of criminal activity in order to “clean” the money and make it appear as if it came from a legitimate source. Terrorist financing is knowingly providing material support, such as monetary instruments, financial securities or financial services, to individuals associated with a designated terrorist organization, regardless of the legitimacy of the funds. Economic sanctions are financial restrictions imposed by governments or international bodies to try to isolate or impede a specific individual or jurisdiction for some specified purpose. Money laundering and terrorist financing have global consequences that cannot be countered effectively without the cooperation of governments, international organizations, law enforcement agencies, and financial institutions. Every Company employee must be alert to possible money laundering or terrorist financing situations. If you suspect that Company products or systems are being used for money laundering purposes, it is your responsibility to report your suspicions to your manager, HR or the Company Ethics Helpline.

U.S. Economic Sanctions Compliance and Export Controls

The Company requires compliance with laws and regulations governing trade in both the United States and in the countries where the Company conducts its business. A number of countries maintain controls on the export of hardware, software and technology. Some of the strictest export controls are maintained by the United States against countries and certain identified individuals or entities that the U.S. government considers unfriendly or as supporting international terrorism. These controls include:

a. restrictions on the export and reexport of products, services, software, information or technology that can occur via physical shipments, carrying by hand, electronic transmissions (e.g., emails, distribution of source code and software) and verbal communications;

b. sanctions and embargoes that restrict activities including exports, monetary payments, travel and the provision of services to certain individuals (including individuals and entities included in, and owned or controlled by an individual or entity included in, the List of Specially Designated Nationals & Blocked Persons, the Sectoral Sanctions Identifications (SSI) List or Foreign Sanctions Evaders List maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or any other applicable list of sanctioned, embargoed, blocked, criminal or debarred persons maintained by any U.S. or non-U.S. government, the European Union, Interpol, the United Nations, the World Bank or any other public international organization relevant to Company business), companies and countries;

c. international boycotts not sanctioned by the U.S. government that prohibit business activity with a country, its nationals or targeted companies; and

d. imports of products that are subject to the importing country’s customs laws and regulations, which apply regardless of the mode of transportation, including courier shipments and carrying by hand.

Employees must comply with all applicable trade controls and must not cause the Company to be in violation of those laws.

Conflicts of Interest

A conflict of interest occurs when an individual’s private interest (or the interest of a member of his or her family) interferes, or even appears to interfere, with the interests of the Company as a whole. A conflict of interest can arise when an employee, officer or director (or a member of his or her family) takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of his or her family) receives improper personal benefits as a result of his or her position in the Company.

Loans by the Company to, or guarantees by the Company of obligations of, employees or their family members are of special concern and could constitute improper personal benefits to the recipients of such loans or guarantees, depending on the facts and circumstances. Loans by the Company to, or guarantees by the Company of obligations of, any director or officer or their family members are expressly prohibited.

Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest should be avoided unless specifically authorized as described in this Code.

Persons other than directors and executive officers who have questions about a potential conflict of interest or who become aware of an actual or potential conflict should discuss the matter with, and seek a determination and prior authorization or approval from, their supervisor or HR. A supervisor may not authorize or approve conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first providing the Chief Financial Officer with a written description of the activity and seeking the Chief Financial Officer’s written approval. If the supervisor is themself involved in the potential or actual conflict, the matter should instead be discussed directly with the Chief Financial Officer or Chief Executive Officer.

Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from the Audit Committee.

Policy Concerning Employment of Relatives

The Company may hire relatives of employees where there are no potential problems of supervision, morale or potential conflicts of interest. Employees who marry or become related will be permitted to continue to work as long as there are no substantial conflicts. Reasonable accommodations will be made when possible in the event a conflict arises. For the purpose of this policy, a relative is any person who is related by blood or marriage or whose relationship with the employee is similar to that of persons who are related by blood or marriage. An employee should immediately and fully disclose the relevant circumstances to HR for guidance about whether a potential or actual conflict exists.

Securities Trading

No director, officer or employee may purchase or sell any Company securities while in possession of material nonpublic information regarding the Company, nor may any director, officer or employee purchase or sell another company’s securities while in possession of material nonpublic information regarding that company. It is against Company policies and illegal for any director, officer or employee to use material nonpublic information regarding the Company or any other company to: (1) obtain profit for himself or herself; or (2) directly or indirectly “tip” others who might make an investment decision on the basis of that information.

Guidelines with respect to trading in Company securities, as well as the securities of publicly traded companies with whom the Company has business relationships, are more fully set out in Company’s Insider Trading Policy.

Disclosure

The Company’s periodic reports and other documents filed with the SEC, including all financial statements and other financial information, must comply with applicable federal securities laws and SEC rules.

Each director, officer and employee who contributes in any way to the preparation or verification of the Company’s financial statements and other financial information must ensure that the Company’s books, records and accounts are accurately maintained. Each director, officer and employee must cooperate fully with the Company’s accounting and internal audit departments, as well as the Company’s independent public accountants and counsel.

Each director, officer and employee who is involved in the Company’s disclosure process must:

●	be familiar with and comply with the Company’s disclosure controls and procedures and its internal control over financial reporting; and

●	take all necessary steps to ensure that all filings with the SEC and all other public communications about the financial and business condition of the Company provide full, fair, accurate, timely and understandable disclosure.

Nothing in this Code limits or prohibits employees from engaging for a lawful purpose in any “Protected Activity.” “Protected Activity” means filing a charge or complaint, or otherwise communicating, cooperating or participating, with any state, federal or other governmental agency, including the Securities and Exchange Commission, the Equal Employment Opportunity Commission and the National Labor Relations Board. Notwithstanding any other policies in this Code (or elsewhere), employees are not required to obtain authorization from the Company prior to disclosing information to, or communicating with, such agencies, nor are employees obligated to advise the Company as to any such disclosures or communications. Notwithstanding, in making any such disclosures or communications, employees must take all reasonable precautions to prevent any unauthorized use or disclosure of any information that may constitute confidential information, as described below, to any parties other than the relevant government agencies. “Protected Activity” does not include the disclosure of any Company attorney-client privileged communications; any such disclosure, without the Company’s written consent, violates Company policy.

Confidentiality

Directors, officers and employees should maintain the confidentiality of information entrusted to them by the Company or by its customers, suppliers or partners, except when disclosure is expressly authorized or is required or permitted by law. Confidential information includes all nonpublic information (regardless of its source) that might be of use to the Company’s competitors or harmful to the Company or its customers, suppliers or partners if disclosed. The obligation to protect confidential information does not end when an employee leaves the Company. Any questions about whether information is confidential should be directed to the Chief Financial Officer.

Maintaining and Managing Records

The Company is required by local, state, federal, foreign and other applicable laws, rules and regulations to retain certain records and to follow specific guidelines in managing its records. Records include all recorded information, regardless of medium or characteristics. Civil and criminal penalties for failure to comply with such guidelines can be severe for employees, agents, contractors and the Company.

Additionally, please note that all Company issued devices, computers, hardware, cell phones, media, documents, records and information are the property of the Company. As such, the Company requires employees to cooperate with any request made by management to preserve or produce any documents, records, information, devices, computers, hardware, cell phones or other media. Employees should consult with management regarding the retention of records in the case of an actual or threatened litigation or government investigation. Management will notify employees if a legal hold is placed on records for which employees are responsible. A legal hold suspends all document destruction procedures in order to preserve appropriate records under special circumstances, such as litigation or government investigations. Management determines and identifies what types of records or documents are required to be placed under a legal hold. If a legal hold is placed on records for which employees are responsible, employees must preserve and protect the necessary records in accordance with instructions from management. Records or supporting documents that are subject to a legal hold must not be destroyed, altered or modified under any circumstance. A legal hold remains effective until it is officially released in writing by management. If an employee is unsure whether a document has been placed under a legal hold, they should preserve and protect that document while they check with management.

Media / Public Relations

It is our policy to disclose material information concerning the Company to the public only through specific limited channels to avoid inappropriate publicity and to ensure that all those with an interest in the company will have equal access to information. All inquiries or calls from the press and financial analysts should be referred to the Chief Executive Officer, the Chief Financial Officer, or the investor relations department.

Gifts

The Company is committed to competing solely on the merit of our products and services. We should avoid any actions that create a perception that favorable treatment of outside entities by the Company was sought, received or given in exchange for personal business courtesies. Business courtesies include gifts, gratuities, meals, refreshments, entertainment or other benefits from persons or companies with whom the Company does or may do business. We will neither give nor accept business courtesies nor kickbacks that constitute, or could reasonably be perceived as constituting, unfair business inducements that would violate law, regulation or policies of the Company or its customers, or would cause embarrassment or reflect negatively on the Company’s reputation.

Protection and Proper Use of Company Assets

All directors, officers and employees should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability and are prohibited.

All Company assets should be used only for legitimate business purposes, though incidental personal use may be permitted. Any suspected incident of fraud or theft should be reported for investigation immediately.

The obligation to protect Company assets includes the Company’s proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business and marketing plans, engineering and manufacturing ideas, designs, databases, records and any nonpublic financial data or reports. Unauthorized use or distribution of this information is prohibited and could also be illegal and result in civil or criminal penalties.

Corporate Opportunities

All directors, officers and employees owe a duty to the Company to advance its interests when the opportunity arises. Directors, officers and employees are prohibited from taking for themselves personally (or for the benefit of friends or family members) opportunities that are discovered through the use of Company assets, property, information or position, unless the Company has already been offered the opportunity and turned it down. Directors, officers and employees may not use Company assets, property, information or position for personal gain (including gain of friends or family members). In addition, directors, officers or employees may not compete with the Company directly or indirectly, and as otherwise provided in any written agreement with the Company.

Political Activities

The Company does not make contributions to political candidates or political parties except as permitted by applicable laws.

Employees engaging in political activity will do so as private citizens and not as representatives of the Company. An employee’s personal lawful political contribution, or decision not to make a contribution, will not influence the employee’s compensation, job security or opportunities for advancement.

Fair Dealing

Each director, officer and employee must deal fairly with the Company’s customers, suppliers, partners, service providers, competitors, employees and anyone else with whom he or she has contact in the course of performing his or her job. No director, officer or employee may take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of facts or any other unfair dealing practice.

III.	Reporting and Enforcement.

Reporting

Actions prohibited by this Code involving directors or executive officers must be reported to the Audit Committee.

Actions prohibited by this Code involving anyone other than a director or executive officer must be reported to the reporting person’s supervisor or HR.

After receiving a report of an alleged prohibited action, the Audit Committee, the relevant supervisor or HR must promptly take all appropriate actions necessary to investigate.

Investigations and Enforcement

All directors, officers and employees are expected to cooperate in any internal investigation of misconduct. In addition, employees are expected to maintain and safeguard the confidentiality of an investigation to the extent possible, except as otherwise provided below or by applicable law. Making false statements to or otherwise misleading internal or external auditors, investigators, legal counsel, Company representatives, regulators or other governmental entities may be grounds for immediate termination of employment or other relationship with the Company and also be a criminal act that can result in severe penalties.

●	If, after investigating a report of an alleged prohibited action by a director or executive officer, the Audit Committee determines that a violation of this Code has occurred, the Audit Committee will report such determination to the Board.

●	If, after investigating a report of an alleged prohibited action by any other person, the relevant supervisor or HR determines that a violation of this Code has occurred, the supervisor or HR will report such determination to the Chief Executive Officer.

●	Upon receipt of a determination that there has been a violation of this Code, the Board or the Chief Executive Officer will take such preventative or disciplinary action as it deems appropriate, including, but not limited to, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities.

Waivers

A waiver of compliance with this Code for executive officers or directors of the Company may be made only by the Company’s Board or a Board committee acting on behalf of the Board. A waiver of this Code for all other employees may be made only by the Company’s Chief Executive Officer.

Any waiver for a director or an executive officer shall be disclosed as required by SEC and applicable stock exchange rules.

Amendment

The Company reserves the right to amend this Code at any time, for any reason, subject to applicable laws, rules and regulations.

Acknowledgement

All employees must sign an acknowledgment form confirming that they have read this Code and that they understand and agree to comply with its provisions. Signed acknowledgment forms will be kept in employee personnel files. Failure to read this Code or to sign an acknowledgment form does not excuse any person from the terms of this Code.

Acknowledgment of Receipt and Review

CODE OF ETHICS AND BUSINESS CONDUCT

To be signed and returned to Human Resources.

I, _______________________, acknowledge that I have received and read a copy of the Solidion Technology, Inc. Code of Ethics and Business Conduct. I understand the contents of the Code and I agree to comply with the policies and procedures set out in the Code. I understand that there may be additional standards, policies, procedures and laws relevant to my position.

I understand that I should approach my manager or the Company’s Human Resources group if I have any questions about the Code generally or any questions about reporting a suspected conflict of interest or other violation of the Code.

I acknowledge that neither this Acknowledgment nor the Code is meant to vary or supersede the regular terms and conditions of my employment by the Company or to constitute an employment contract.

NAME

PRINTED NAME

DATE